Mail Stop 3561

								January 17, 2006


Via U.S. Mail

Joseph Valenzano
President, Chief Executive Officer and Director
EP Global Communications, Inc.
c/o Exceptional Parent Magazine,
551 Main Street
Johnstown, Pennsylvania 15901

Re: 	EP Global Communications, Inc.
	Amendment No. 2 to Registration Statement on Form SB-2
      Filed on December 30, 2005
	File No. 333-129153

Dear Mr. Valenzano,

      We have reviewed your responses to the comments in our letter dated December 22, 2005 and have the following additional comments.

General

1. Please revise this prospectus to provide updated information for fiscal year 2005 as required by Item 402 of Regulation S-K. [Not sure if this I what you were looking for]

2. [I don`t know what comment you want re: the undertakings.
Please
insert]

Calculation of Registration Fee

3. We note your response to prior comment 4. However, it does not appear that you revised the financial statements as noted in your response letter dated December 30, 2005. As such, we reissue our prior comment.

Plan of Operation, page 9

4. We note your response to prior comment 7. However, please tell us and ensure that you clarify your disclosures to indicate that the Army will be receiving the funding, should it be approved, and whether you have a written contract with the Army to receive these funds. If you do not have a written contract, clarify that these amounts can be spent at the Army`s discretion unless you reach an agreement with them.

Liquidity and Capital Resources, page 13

5. We note your response to prior comment 10. Although your investors have indicated that they do not expect to seek liquidated damages, we note that it remains their right to do so. Accordingly, we believe that your disclosure should be modified to reflect the potential consequences of your failure to file a proxy or information statement prior to October 21.

Legal Opinion

6. We note that your opinion is dated December 30, 2005. Your opinion cannot be dated prior to the date upon which you have properly increased the company`s authorized number of shares. Please revise accordingly.

7. Please revise your opinion to reflect the fact that the shares covered are issuable, and not yet "legally issued" as currently indicated.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3454 with any other questions.

      Sincerely,


      Sara D. Kalin
      Branch Chief-Legal
Mr. Joseph Valenzano
EP Global Communications, Inc.
January 17, 2006
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